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[LOGO]

FOR IMMEDIATE RELEASE

                      Contact:  Kevin S. McKay
                                SAP America
                                610-661-2733
                                 -or-
                                Gundolf Moritz
                                SAP AG
                                011-49-6227-7-44872
                                 -or-
                                James P. Prout
                                Taylor Rafferty Associates
                                212-889-4350


SAP REPORTS 1999 NINE MONTHS RESULTS

WALLDORF, Germany -- October 20, 1999 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise solutions, today announced that its sales for the first nine months of 1999 grew 14% to EUR 3.46 from EUR 3.04 billion in the same period last year. Net income in the first nine months fell by 24% to EUR 285 (1998: EUR 375) million. Third quarter revenues rose 7% to EUR 1.12 (1998:
EUR 1.05) billion. Net income in the quarter decreased 64% to EUR 45 (1998: EUR
125) million.

"Even though we are in a difficult market environment, we are still disappointed by these results," said Hasso Plattner, Co-Chairman and CEO of SAP AG, "However, with the overwhelmingly positive reception given our new mySAP.com Internet products, which we presented in the US in mid-September, as well as our overall Internet strategy, we are moving quickly to seize the leadership position in business-to-business e-commerce. Therefore we continue to invest in mySAP.com."

REVENUE BY REGION AND ACTIVITY

SAP's Europe, the Middle East and Africa (EMEA) region reported 21% revenue growth to EUR 1.66 (1998: EUR 1.37) billion in the first nine months of the year. In the Americas, revenues rose 5% to EUR 1.46 (1998: EUR 1.39) billion for the same period. Sales in the Asia Pacific (APA) region were up 18% to EUR 339 (1998: EUR 287) million in the first nine months. Third quarter sales in EMEA rose 13% to EUR 506 (447) million. In the Americas, revenues were down 5% to EUR 492 (517) million in the third quarter, while they increased by





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51% to EUR 125 (83) million in the Asia Pacific (APA) region.




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Product revenues rose 2% to EUR 1.96 (1998: EUR 1.93) billion in the first nine months and again comprised the largest share of total sales. Product sales figures for the first nine months broke out as follows: software revenue, which consists of license sales and sales of new software releases, was lower by 6% to EUR 1.54 (1998: EUR 1.63) billion; service-related maintenance revenues grew 43% to EUR 420 (EUR 293) million. Consulting revenues showed even stronger growth in the first nine months, increasing 50% to EUR 1,139 (EUR 758) million. Training revenues fell slightly (by 1%) to EUR 306 (1998: EUR 308). Product revenues accounted for 57% of total sales, compared to 63% in the first nine months of 1998.

Lower than expected product sales in the third quarter were due mainly to slower license sales in the Americas region and Japan, as well as weaker revenues in the United Kingdom. In Japan and the UK management has been strengthened, while in the Americas the company continues to focus on the introduction and marketing of the mySAP.com offerings to customers and prospects. The fall in the proportion of total sales constituted by product revenues led to a lower pre-tax profit margin for the third quarter in 1999 compared to the same period in 1998. The Board now expects the 1999 pre-tax profit margin to fall below the 1998 level instead of increasing slightly, as was originally expected.

TOWARDS 2000

"We think that we can achieve software revenues for the fourth quarter of this year that will exceed those posted in the fourth quarter of last year. This would mean that total sales for 1999 would show an increase of 15 to 20% compared to 1998," said Henning Kagermann, Co-Chairman and CEO of SAP AG, "A lot, of course, depends on the effect of the new millennium on customers' purchasing behavior."

The investments in marketing and development that are vital to the success of mySAP.com leave SAP little possibility for extensive cost containment measures. As a result, this investment will also negatively impact the pre-tax profit margin for 1999.

THIRD-QUARTER HIGHLIGHTS

Highlights from the third quarter include:

   o SAP presented mySAP.com, its new Internet-enabled product, at its eleventh North American user conference, SAPPHIRE'99, in Philadelphia in mid-September. This open, e-business solutions environment enabling business-community collaboration, began shipping to first customers at the end of September. Another highlight of the Philadelphia conference was the inauguration of the virtual Internet marketplace at www.mySAP.com. The mySAP.com strategy is based on the following four elements:

   O The mySAP.com Marketplace, an open, virtual hub enabling inter-enterprise purchasing, sales and communications.

   O    The mySAP.com Workplace, a business-oriented company



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        portal that allows users to conveniently access all the functions and data they need to do their job via a personalized, browser-based work environment

   O The mySAP.com business scenarios, which provide collaborative, role-based solutions for fully integrated business processing between enterprises and between providers and end consumers based on SAP and third-party software

   O Access to applications via the Internet as a cost-effective means of benefiting from the entire scope of the mySAP.com solutions within a very short timeframe.

        In total over 18,000 people attended SAPPHIRE'99 and SAPTechEd'99, a conference for software developers that was held the previous week.

   o Over 850 Business Information Warehouse (SAP BW) systems have been shipped to date. Another business intelligence software product, the SAP Knowledge Warehouse, has been delivered to more than 420 customers. The organizations that have installed this knowledge management and training solution include Stadtwerke Munchen, International Paper and Schott Glaswerke.

   o SAP's Internet-enabled Business-to-Business Procurement (SAP B2B Procurement) solution that began shipping in March has now been shipped to over 200 customers worldwide. Customers that have opted for SAP software to manage their Internet purchasing transactions include Delta Air Lines, Ericsson and Osram.

   o SAP's Advanced Planner and Optimizer (SAP APO) has been delivered to nearly 300 customers. Among the customers that deploy the SAP solution for controlling and optimizing supply chains are Bayer and ThyssenKrupp. The next, enhanced release-Version 2.0-will start shipping on schedule at the end of October.

   o SAP's Customer Relationship Management solutions has been installed over 300 times into the customer base. Customers that have opted for SAP software to manage and optimize their customer relationships include Hoechst Marion Roussel, Grundig and Peugeot Citreon.




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KEY FIGURES AT A GLANCE (IN EUR MILLIONS)

SAP Group


                                 JAN.-- SEPT.  JAN. - SEPT. CHANGE  %CHANGE
                                        1999          1998
                                 -----------   -----------  ------  -------
Revenues                               3,459         3,043    416      14
                                     -------  ------------  -----      --
Income before income
taxes                                    499           662   -163     -25
                                     -------  ------------  -----      --
Net income                               285           375    -90     -24
                                     -------  ------------  -----      --
Headcount
(September 30)                        21,086        18,330  2,756      15
                                     -------  ------------  -----      --
- of which in Germany                  8,352         7,256  1,096      15

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADR's), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


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CONSOLIDATED INCOME STATEMENTS SAP GROUP
3RD QUARTER (IN EUR MILLIONS)



                                                 1999        1998      CHANGE
                                              -----------  ---------  --------
 Product revenue                                     611        626       -2%
   Consulting revenue                                398        287       39%
   Training revenue                                   90        109      -17%
 Service revenue                                     488        396       23%
 Other revenue                                        24         25       -4%
                                                   -----      -----
TOTAL REVENUE                                      1,123      1,047        7%
                                                   -----      -----
 Cost of product                                    -103        -89       16%
 Cost of service                                    -401       -312       29%
 Research and development                           -173       -143       21%
 Sales and marketing                                -287       -245       17%
 General and administration                          -67        -53       26%
 Other income/expenses, net                          -10         -3      233%
                                                   -----      -----
TOTAL OPERATING EXPENSE                           -1,041       -845       23%
                                                   -----      -----
OPERATING INCOME                                      82        202      -59%
                                                   -----      -----
Other non-operating income/
expenses, net                                         -6         16     -138%
Finance income, net                                    3          3        0%
                                                   -----      -----
INCOME BEFORE INCOME TAXES                            79        221      -64%
                                                   -----      -----
Income taxes                                         -33        -96      -66%
Minority interest                                     -1          0      n.a.
                                                   -----      -----
NET INCOME                                            45        125      -64%
                                                   -----      -----
DSO (IN DAYS)                                        110        104
                                                   -----      -----





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CONSOLIDATED INCOME STATEMENTS SAP GROUP
1ST - 3RD QUARTER (IN EUR MILLIONS)


                                                 1999         1998       CHANGE
                                              -----------  -----------  --------
 Product revenue                                 1,962        1,927          2%
  Consulting revenue                             1,139          758         50%
  Training revenue                                 306          308         -1%
 Service revenue                                 1,445        1,066         36%
 Other revenue                                      52           50          4%
                                                 -----        -----
TOTAL REVENUE                                    3,459        3,043         14%
-------------                                    -----        -----
 Cost of product                                  -306         -245         25%
 Cost of service                                -1,207         -880         37%
 Research and development                         -481         -403         19%
 Sales and marketing                              -790         -714         11%
 General and administration                       -168         -154          9%
 Other income/expenses, net                        -28          -19         47%
                                                 -----        -----
TOTAL OPERATING EXPENSE                         -2,980       -2,415         23%
-----------------------                          -----        -----
OPERATING INCOME                                   479          628        -24%
----------------                                 -----        -----
Other non-operating income/
expenses, net                                      -19           23       -183%
Finance income, net                                 39           11        255%
                                                 -----        -----
INCOME BEFORE INCOME TAXES                         499          662        -25%
--------------------------                       -----        -----
Income taxes                                      -212         -287        -26%
Minority interest                                   -2            0        n.a.
                                                 -----        -----
NET INCOME                                         285          375        -24%
----------                                       -----        -----
DSO (IN DAYS)                                      110          104
-------------                                    -----        -----




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CONSOLIDATED BALANCE SHEET SAP GROUP
1ST - 3RD QUARTER (IN EUR MILLIONS)




ASSETS

                                               09/30/1999     12/31/1998
                                               ----------     ----------
INTANGIBLE ASSETS                                      90             75

PROPERTY, PLANT AND EQUIPMENT                         750            645

FINANCIAL ASSETS                                      364            184
                                                    -----          -----
FIXED ASSETS                                        1,204            904

INVENTORIES/ ACCOUNTS RECEIVABLE
AND OTHER ASSETS                                    1,584          1,676

LIQUID ASSETS                                         616            670
                                                    -----          -----
CURRENT ASSETS                                      2,200          2,346

DEFERRED TAXES                                        250            182

PREPAID EXPENSES AND DEFERRED CHARGES                  58             21
                                                    -----          -----
TOTAL ASSETS                                        3,712          3,453
                                                    -----          -----


SHAREHOLDERS' EQUITY AND LIABILITIES

                                               09/30/1999     12/31/1998
                                               ----------     ----------
SHAREHOLDERS' EQUITY                                2,039          1,818

MINORITY INTEREST                                       9              7

RESERVES AND ACCRUED LIABILITIES                      720            721

OTHER LIABILITIES                                     587            600

DEFERRED INCOME                                       357            307
                                                    -----          -----
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES          3,712          3,453
                                                    -----          -----